UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-34454

Shanda Games Limited

(Translation of registrant’s name into English)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
People’s Republic of China
(8621) 5050-4740

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

EXTENSION OF JAPAN SEMI-ANNUAL REPORT FILING DEADLINE

Shanda Games Limited (the “Company”) previously applied to Kanto Local Finance Bureau of Japan (“KLFB”) to extend the deadline for filing its semi-annual report for the six months ended June 30, 2015 pursuant to the provisions of Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (the “FIEL”) and Article 17-15-2 of the Ministerial Ordinance Concerning Corporation Disclosure under FIEL. KLFB has approved the Company’s application to extend the deadline to October 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

Date: September 30, 2015	By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Acting Chief Executive Officer